Exhibit 1

Freedom Financial Group, Inc.

3058 E. Elm St.
Springfield, MO 65802
(417) 886-6600
(800) 832-5530
www.ffgrp.net

April 17, 2006

Dear Stockholders:

This letter is to inform you of recent events affecting your Company and to outline a few steps that will be taken in the coming months.

You had been advised that a Hearing was scheduled in the Arizona Bankruptcy Court March 21, 2006 where the Trust Supervision Committee requested the Court approve the Trustees authority to convert the preferred stock to common stock. The Judge ruled on March 27, 2006, that "the rights and privileges of the Preferred Stock may not be altered without the approval of a majority of the holders of Preferred Stock".  No other matters were ruled on by the Court.  This issue will be voted on at the Annual Meeting.

Accordingly, the Board of Directors is proceeding to prepare for an Annual Meeting of the shareholders, the date for which has yet to be finalized.

The opening of the Bankruptcy case for the referred to Hearing included the reconstitution of the Investors Committee, which is meeting to evaluate the merits of the conversion proposal. The Committee's recommendations will be communicated to you in some form prior to the Annual Meeting.

The above described activities and events have resulted in delaying the Annual Meeting and have delayed plans to secure available additional financing  which the Company needs in order to continue to grow. You will be informed as new events occur.

/s/ Jerry Fenstermaker
Jerry Fenstermaker, President